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Exhibit (a)(5)(A)

Cap Rock Energy Announces Dates for Purchase Commitment Pursuant to Terms of Original Issuance

Midland, TX, February 5/PRNewswire—First Call/—Cap Rock Energy Corporation (AmEx: RKE) today announced that it would commence an offer, pursuant to the terms outlined in its Prospectus of July 2001, to purchase certain shares of its outstanding common stock which were distributed to certain former members of Cap Rock Electric Cooperative, Inc., the Company's predecessor. The Company's common stock is currently trading above the offering price of $10 per share, which was set in the Prospectus. The required offer to purchase will begin on February 8, 2003, and end 60 days later, at 5 p.m. Eastern Time on April 8, 2003.

The offer is limited to only those shareholders who received those originally distributed shares in February 2002, and have held those shares continuously through the date of the Company's acceptance of those tendered shares. Tenders of eligible shares must be made to the depositary before the expiration of the offer, and withdrawals of tendered shares may be made at any time prior to the Company's acceptance of them for payment. In accordance with its purchase commitment, the Company may extend the period in which it may purchase properly tendered shares, but only shares tendered by April 8, 2003, will be eligible for purchase. The offer is subject to a number of other terms and conditions specified in the Offer to Purchase that is being distributed to eligible shareholders.

Mailing of the Offer to Purchase and other related documents is expected to begin February 5, 2003, to all eligible shareholders, with the offer set to expire at 5 p.m., Eastern Time, April 8, 2003, unless extended. Questions concerning the terms of the offer or additional copies of the offer and related materials may be addressed to the information agent, MacKenzie Partners, Inc. Neither the Company, its board of directors nor the information agent makes any recommendation as to whether eligible shareholders should tender or refrain from tendering their shares.

This press release does not constitute an offer to purchase any securities. The offer is made only by the Offer to Purchase and the related Letter of Transmittal and is subject to the terms and conditions specified in the offer. The Schedule TO, including the offer to purchase, the related letter of transmittal and all other offering documents, are available free of charge at the Securities and Exchange Commission's website at www.sec.gov, or from MacKenzie Partners, Inc. at 1-800-322-2885.

The foregoing can be interpreted as including forward-looking statements under the Private Securities Litigation Reform Act of 1995. Actual future results may differ materially from what is suggested by the statements above.

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  Exhibit (a)(5)(A)